UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CARGURUS, INC.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

141788109

(CUSIP NUMBER)

Langley Steinert

c/o CarGurus, Inc.

2 Canal Park, 4th Floor

Cambridge, Massachusetts 02141

(617) 354-0068

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141788109

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Langley Steinert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 17,362,409
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,362,409
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,362,409
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	(a)	Name of Issuer

CarGurus, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices

2 Canal Park, 4th Floor
Cambridge, Massachusetts 02141

Item 2.	(a)	Name of Person Filing

This amendment to Schedule 13G is filed by Langley Steinert, the Executive Chairman and Chairman of the Board of Directors of the Issuer (the “Reporting Person”).

	(b)	Address of Principal Business Office or, if none, Residence

The principal business address for the Reporting Person is c/o 2 Canal Park, 4th Floor, Cambridge, Massachusetts 02141.

	(c)	Citizenship

The Reporting Person is a United States citizen.

	(d)	Title of Class of Securities

Class A common stock, par value $0.001 per share (“Class A Common Stock”)

	(e)	CUSIP Number

141788109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

The Reporting Person owns 17,362,409 shares of Class A Common Stock, representing (i) 360,794 shares of Class A Common Stock, (ii) 11,819 shares of Class A Common Stock underlying restricted stock units that will vest within 60 days after December 31, 2020, and (iii) 16,989,796 shares of the Issuer’s Class B common stock, par value $0.001 per share (“Class B Common Stock”), which are convertible on a one-for-one basis into shares of Class A Common Stock at any time at the election of the Reporting Person. The Reporting Person has sole voting and dispositive power with respect to these shares.

The amount beneficially owned by the Reporting Person does not include shares that are owned directly by The Langley Steinert Irrevocable Family Trust dated June 21, 2004. The Reporting Person is neither trustee for nor beneficiary of such trust, and therefore has neither sole voting nor dispositive power with respect to these shares. The Reporting Person expressly disclaims beneficial ownership of such shares.

(b) Percent of class:

The Reporting Person owns 15.1% of the total Class A Common Stock outstanding.

The percentage amount for the Reporting Person is based on 97,723,371 shares of Class A Common Stock outstanding as of February 4, 2021, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission on February 11, 2021.

Shares of Class B Common Stock are convertible on a one-for-one basis into shares of Class A Common Stock at any time at the option of the Reporting Person on a one-for-one basis. The percentage of beneficial ownership assumes the conversion of all of the shares of the Class B Common Stock held by the Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

17,362,409 shares of Class A Common Stock

(ii) Shared power to vote or to direct the vote:

0 shares of Class A Common Stock

(iii) Sole power to dispose or to direct the disposition of:

17,362,409 shares of Class A Common Stock

(iv) Shared power to dispose or to direct the disposition of:

0 shares of Class A Common Stock

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	LANGLEY STEINERT

/s/ Langley Steinert
Langley Steinert